Exhibit 4.2

Standard & Poor's
A Division of The McGraw-Hill Corporation
25 Broadway
New York, New York  10004-1064


Van Kampen American Capital
One Parkview Plaza
Oakbrook Terrace, IL  60181


Re:  Insured Municipals Income Trust and Investors' Quality Tax-Exempt
   Trust, Multi-Series 264, consisting of: Insured Municipals Income Trust , Series 362, Insured Municipals Income Trust, Intermediate Series 86, California Insured Municipals Income Trust, Series 148, Connecticut Insured Municipals Income Trust, Series 29, Georgia Insured Municipals Income Trust, Series 78, Michigan Insured Municipals Income Trust, Series 134 and New York Insured Municipals Income Trust, Intermediate Laddered Maturity Series 17

     Pursuant to your request for a Standard & Poor's rating on the units of the above-captioned trust, SEC #33-63125 we have reviewed the information presented to us and have assigned a 'AAA' rating to the units of the trust and a 'AAA' rating to the securities contained in the trust for as long as they remain in the trust. The ratings are direct reflections, of the portfolio of the trust, which will be composed solely of securities covered by bond insurance policies that insure against default in the payment of principal and interest on the securities so long as they remain in the trust. Since such policies have been issued by one or more insurance companies which have been assigned a 'AAA' claims paying ability rating by S&P, S&P has assigned a 'AAA' rating to the units of the trust and to the securities contained in the trust for as long as they remain in the trust.

     You have permission to use the name of Standard & Poor's Corporation and the above-assigned ratings in connection with your dissemination of information relating to these units, provided that it is understood that the ratings are not "market" ratings nor recommendations to buy, hold, or sell the units of the trust or the securities contained in the trust. Further, it should be understood the rating on the units does not take into account the extent to which fund expenses or portfolio asset sales for less than the fund's purchase price will reduce payment to the unit holders of the interest and principal required to be paid on the portfolio assets. S&P reserves the right to advise its own clients, subscribers, and the public of the ratings. S&P relies on the sponsor and its counsel, accountants, and other experts for the accuracy and completeness of the information submitted in connection with the ratings. S&P does not independently verify the truth or accuracy of any such information.

     This letter evidences our consent to the use of the name of Standard & Poor's Corporation in connection with the rating assigned to the units in the registration statement or prospectus relating to the units or the trust. However, this letter should not be construed as a consent by us, within the meaning of Section 7 of the Securities Act of 1933, to the use of the name of Standard & Poor's Corporation in connection with the ratings assigned to the securities contained in the trust. You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

     Please be certain to send us three copies of your final prospectus as soon as it becomes available. Should we not receive them within a reasonable time after the closing or should they not conform to the representations made to us, we reserve the right to withdraw the rating.

     We are pleased to have had the opportunity to be of service to you. If we can be of further help, please do not hesitate to call upon us.

                                    Sincerely,


                                    Sanford Bragg